SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2003

SANOFI-SYNTHELABO

(Exact name of registrant as specified in its charter)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                         .

  The Chairman and Chief Executive Officer

Paris, April 11, 2003

Notice To Holders

of American Depositary Receipts

General Meeting of May 19, 2003

Dear Sir/Madam

The annual general meeting of the shareholders of Sanofi-Synthélabo, at which the Group’s 2002 results and operations will be presented, will be held on:

Monday May 19, 2003 at 3 p.m. Paris time

at the Pavillon d’Armenonville, allée de Longchamp,

Bois de Boulogne, 75116 Paris, France

Attached is the following information to help you decide how to vote on the resolutions submitted to the shareholders :

- the agenda;

- the proposed resolutions;

- an overview of the situation of Sanofi-Synthélabo in 2002 and selected financial information.

You are asked to vote on nine resolutions which the company’s Board of Directors recommends that you approve.

To vote your ADRs, please complete and sign the attached voting instruction card and return it to the Bank of New York at the address indicated on the card.

To find out more about our company, visit our website www.sanofi-synthelabo.com, where an English-language version of our annual report will be available from late April 2003.

We will also file an annual report on form 20-F with the Securities and Exchange Commission before June 30, 2003. A copy will be sent to you after it is filed.

Jean-François Dehecq

Chairman and Chief Executive Officer

Note that, if you also hold our shares directly (and not as ADRs), you cannot vote by instructing the Bank of New York, but instead you must contact BNP Paribas Securities Services :

BNP Paribas Securities Services

GIS Emetteurs—Service des Assemblées

Les Collines de l’Arche

92057 PARIS La Défense, France

Telephone: +33 800 877 432

You also need to contact BNP Paribas Securities Services if you want to attend the annual meeting.

Combined General Meeting

of 19 May 2003

Agenda

I.  ORDINARY BUSINESS

•	Approval of the individual company financial statements for the year ended December 31, 2002.

•	Approval of the consolidated financial statements for the year ended December 31, 2002.

•	Appropriation of profits; declaration of dividend.

•	Approval of transactions covered by the Statutory Auditors’ Special Report prepared in accordance with article L.225-40 of the Commercial Code.

•	Appointment of member of Board of Directors.

•	Authorization to the Board of Directors to purchase, hold and transfer the company’s own shares.

II.  EXTRAORDINARY BUSINESS

•	Delegation to the Board of Directors to increase the share capital by issuance of shares and/or other securities giving immediate or future access to the company’s shares in the event of public offers for the company’s securities.

•	Amendments to the bylaws.

•	Powers for the accomplishment of formalities.

This text is a free translation from the French language and is supplied solely for information purposes. Only the original version in the French language has legal force.

Proposed Resolutions

Ordinary business

First Resolution

Approval of the individual company financial statements for the year ended December 31, 2002.

The General Meeting, voting on the quorum and majority conditions for Ordinary Meetings, having reviewed the Directors’ Report and the Statutory Auditors’ report, approves all parts of these reports and the individual company financial statements for the year ended December 31, 2002 as presented and closed, showing a profit of 1,322,602,139.11 euros.

Second Resolution

Approval of the consolidated financial statements for the year ended December 31, 2002.

The General Meeting, voting on the quorum and majority conditions for Ordinary Meetings, having reviewed the Directors’ Report and the Statutory Auditors’ report, approves all parts of these reports and the consolidated financial statements for the year ended December 31, 2002 as presented and closed.

Third Resolution

Appropriation of profits; declaration of dividend.

The General Meeting, voting on the quorum and majority conditions for Ordinary Meetings, resolves to deduct from the profit for the year of 1,322,602,139.11 euros the sum of 72,484.60 euros corresponding to a fraction of the long-term capital gains arising in the year and to transfer this sum to the legal reserve.

The Meeting notes that:

• distributable profits for the year of	€1,322,529,654.51
• plus retained earnings of	€369,262,618.92
gives total distributable profits of	€1,691,792,273.43
and resolves to appropriate this sum as follows:
• to the long-term capital gains reserve	€878,169,310.13
• to the payment of dividend	€615,188,705.88
• to be carried forward as retained earnings	€198,434,257.42

Consequently, each of the 732,367,507 shares comprising the share capital as at December 31, 2002 will receive a net dividend of 0.84 euro. To this will be attached, under the conditions stipulated by the legislation in force, a right to reimbursement of the tax already paid to the French Treasury (tax credit) of 0.42 euro (50% rate), taking the total income per share to 1.26 euros, or of 0.08 euro (10% rate) taking the total income per share to 0.92 euro.

This dividend will be paid on June 2, 2003.

If the company holds any of its own shares as of the payment date of the dividend, the proportion of distributable profits not distributed as a result of the company holding its own shares will be appropriated to retained earnings.

The per share amount of dividend, tax already paid to the French Treasury (tax credit) and total income for the previous three financial years is as follows:

Year	Net dividend paid (euros)	Tax already paid (tax credit) (Rate: 50%) (euros)	Total income (euros)	Tax already paid (tax credit) (Rate: 40% in 1999, 25% in 2000, 15% in 2001) (euros)	Total income (euros)
1999	0.32	0.16	0.48	0.13	0.45
2000	0.44	0.22	0.66	0.11	0.55
2001	0.66	0.33	0.99	0.10	0.76

Fourth resolution

Approval of transactions covered by the Statutory Auditors’ Special Report prepared in accordance with article L.225-40 of the Commercial Code.

The General Meeting, voting on the quorum and majority conditions for Ordinary Meetings, having reviewed the Statutory Auditors’ Special Report on agreements covered by articles L.225-38 et seq of the Commercial Code entered into and performed during the year, approves all parts of this report and the agreements described therein.

Fifth resolution

Appointment of member of Board of Directors.

The General Meeting, voting on the quorum and majority conditions for Ordinary Meetings, and in accordance with article 11 of the bylaws, appoints Mr Gérard Van Kemmel as a member of the Board of Directors to serve for a period of five years, in other words until the General Meeting held to approve the financial statements for the year ending December 31, 2007.

Sixth resolution

Authorization to the Board of Directors to purchase, hold, and transfer the company’s own shares.

The General Meeting, voting on the quorum and majority conditions for Ordinary Meetings, having reviewed the Directors’ Report and the prospectus approved by the “Commission des Opérations de Bourse”, authorizes the Board of Directors, in accordance with articles L.225-209 et seq of the Commercial Code, to buy and sell the company’s shares; the objectives of this program would be, in the following order of priority:

•	the implementation of any stock option plan under the terms of the twenty-ninth resolution of the Combined General Meeting of May 18, 1999, which set the number of shares that could be bought as a result of employees exercising options to purchase shares at 2% of the capital as of May 18, 1999, i.e. 14,611,740 shares, of which 10,340,350 have already been utilized;

•	the purchase or sale of the company’s shares in the light of market conditions;

•	the regulation of the share price by systematic intervention in the market to counter price movements;

•	the implementation of any employee share purchase plan under the conditions stipulated by law, in particular articles L.443-1 et seq of the Labor Code;

•	the delivery of shares (in exchange, as payment, or otherwise) in connection with mergers or acquisitions;

•	the delivery of shares on the exercise of rights attached to securities giving entitlement to the allotment of shares in the company, whether by redemption, conversion, exchange, presentation of a warrant or any other means;

•	the implementation of a capital and financial management policy to include the holding, sale and more generally transfer of such shares, together with the possibility of canceling some or all of the shares repurchased in this way, on the terms set by the thirteenth resolution of the Combined General Meeting of May 22, 2002.

The quantity of its own shares purchased by the company will be subject to the following restrictions:

•	the quantity of shares acquired by the company during the repurchase program may not exceed 10% of the shares comprising the share capital, which, as an indication, represents 73,236,751 shares as at December 31, 2002;

•	the quantity of shares held by the company at any time may not exceed 10% of the shares comprising the share capital of the company.

Acquisitions, sales and transfers of shares may be accomplished at any time (including during a public offer period) by any means, on the stock market or over the counter, including by block purchases or sales (with no limit on the portion of the share repurchase program that can be carried out by this means), the use of options or other derivatives traded on a regulated or over the counter market, or the implementation of options strategies. The Board of Directors shall ensure that mechanisms are not used that increase significantly the volatility of the share.

The maximum purchase price would be 80 euros per share (or the equivalent value of this amount as at the same date in any other currency), such maximum price being applicable only to acquisitions on which a decision is taken on or after the date of the present Meeting and not to forward deals concluded by virtue of an authorization given by a previous General Meeting in anticipation of share acquisitions subsequent to the date of the present Meeting.

In the event of a resale on the market, the minimum selling price of treasury shares acquired in connection with share repurchase programs authorized by the present or previous General Meetings would be 20 euros per share (or the equivalent value of this amount as at the same date in any other currency), with the exception of shares resold to beneficiaries of certain stock option plans, which may be sold at prices between 6.01 and 69.94 euros, such price being applicable both to transfers on which a decision is taken on or after the date of the present Meeting and to forward deals concluded previously in anticipation of share transfers subsequent to the present Meeting.

The maximum amount that the company is authorized to pay for the purchase of its own shares is 5,858,940,080 euros.

This authorization voids with effect from this day any unused portion of any previous delegation to the Board of Directors by virtue of the seventh resolution of the General Meeting of May 22, 2002 of authority to purchase, hold and transfer the shares of the company. It is granted for a period of eighteen months from this day.

The General Meeting delegates to the Board of Directors powers to adjust the aforementioned purchase and selling prices in the event of a change in the par value of the shares, increase in share capital by incorporation of reserves, bonus issue of shares, consolidation of shares, distribution of reserves or of any other assets, redemption of capital, or any other transaction affecting shareholders’ equity, so as to take account of the impact on the value of the shares.

The General Meeting confers full powers on the Board of Directors, with authority to subdelegate within the law, to decide on and implement the present authorization and if necessary to specify the conditions and determine the terms thereof, with authority to delegate, within the law, the execution of the share repurchase program, and in particular to place stock market orders, enter into agreements, arrange for the keeping of registers of purchases and sales of shares, make declarations to the “Commission des Opérations de Bourse”, the “Conseil des Marchés Financiers” or any other authority that may substitute for them, accomplish all formalities and generally do all that is necessary.

Extraordinary business

Seventh resolution

Delegation to the Board of Directors to increase the share capital by issuance of shares and/or other securities giving immediate or future access to the company’s shares in the event of public offers for the company’s securities.

The General Meeting, voting on the quorum and majority conditions for Extraordinary Meetings, having reviewed the Directors’ Report, authorizes the Board of Directors to make full or partial use, within the scope of the law, of the authorizations given to the Board of Directors by the eighth and ninth resolutions of the Combined General Meeting of May 22, 2002 to increase the share capital by issuance of the shares or other securities mentioned in said resolutions in the event of one or more public tender offers, public exchange offers, or any other form of public offer in compliance with the applicable law and regulations, for securities issued by the company, during the period of said offer.

The present authorization is given for a period expiring at the end of the Meeting held to approve the financial statements for the year ending December 31, 2003.

Eighth resolution

Amendments to the bylaws.

The General Meeting, voting on the quorum and majority conditions for Extraordinary Meetings, having reviewed the Directors’ Report, resolves that as regards the offices of Chairman or Chairman and Chief Executive Officer, the age limit should be raised to 68, and that article 12 paragraph 1 and article 16 paragraph 3 of the bylaws should be amended accordingly.

Article 12 – Chairman and Vice-Chairman of the Board of Directors

Paragraph 1

The Board of Directors shall elect from among its members a Chairman, who must be a natural person less than 68 years of age.

Article 16 – Management

Paragraph 3

If the executive management of the company is conducted by the Chairman, the provisions contained in the law and regulations and in the bylaws relating to the Chief Executive Officer shall apply to him except for those concerning the age limit. He shall take the title of Chairman and Chief Executive Officer and shall hold office until the age of 68.

Ninth resolution

Powers for the accomplishment of formalities.

The General Meeting, voting on the quorum and majority conditions for Extraordinary Meetings, confers full powers on the bearer of an original, copy or extract of the minutes of its deliberations to carry out any filings or formalities required by law.

Overview of the situation of

Sanofi-Synthélabo in 2002

In 2002, Sanofi-Synthélabo significantly outperformed the pharmaceuticals market in terms of growth. Consolidated net sales for the year were 7,448 million euros, an increase of 14.8% on a reported basis and 12.8% on a comparable basis (before the impact of changes in Group structure and movements in exchange rates).

Growth was driven by a fine performance from the three blockbusters, Plavix®, Aprovel®/Avapro® and Stilnox®/Ambien®/Myslee®, which between them generated consolidated net sales of 2,973 million euros, up 32.1% on a comparable basis.

The year ended December 31, 2002 was affected by an unfavorable environment, including:

-	a strengthening of the euro against other currencies;

-	tough economic conditions, especially in Latin America;

-	a further tightening of policies designed to contain healthcare costs across Europe, especially in Italy and in Germany.

Against this background, Sanofi-Synthélabo once again achieved strong earnings growth, driven by:

-	the takeover of 100% of the rights to Ambien® in the United States;

-	the registration and launch of 6 new products or indications in Europe and the United States;

-	a fine performance by the Group’s strategic products.

Operating profit was 24.1% higher than in 2001 at 2,614 million euros.

Net income was 11.0% higher than in 2001 at 1,759 million euros. Exceptional items were minimal in 2002 at 10 million euros, against 281 million euros in 2001.

Net income before exceptional items and goodwill amortization was 1,758 million euros. This was 27.8% higher than in 2001, and represented 23.6% of net sales, compared with 21.2% in the previous year. Earnings per share before exceptional items and goodwill amortization was 2.42 euros, 28.7% higher than the 2001 figure of 1.88 euros.

Other highlights of 2002 included the following:

•	on April 16, 2002, Sanofi-Synthélabo acquired the 51% interest in Lorex Pharmaceuticals held by Pharmacia, enabling the Group to recognize all the profits generated by Ambien® in the United States,

•	a new indication was obtained in the United States and Europe for Plavix®/Iscover® in the treatment of patients suffering from acute coronary syndrome (unstable angina or non Q-wave myocardial infarction),

•	an extension of indication was obtained in the United States and Europe for Aprovel®/Avapro® in the treatment of diabetic nephropathy in patients with high blood pressure and type 2 diabetes,

•	Arixtra® was registered in Europe, and launched in the United States and some European countries, in the prevention of venous thrombo-embolic events in patients undergoing major orthopedic surgery to the lower limbs, such as surgery of hip fracture and hip or knee replacement,

•	in the United States, Eloxatine® was launched in the second-line treatment of colorectal cancer, Elitek® (rasburicase) in the management of plasma uric level associated with chemotherapy in pediatric patients, and Eligard® (1-month and 3-month formulations) in the treatment of advanced prostate cancer,

•	Sanofi-Synthélabo defended the industrial property rights of Plavix® in the United States, working closely with Bristol-Myers Squibb to bring patent infringement proceedings against Apotex and Dr Reddy’s Laboratories, after these companies filed abbreviated new drug applications with the FDA for generics of Plavix®,

•	a new patent was registered in Europe and the United States protecting the crystalline polymorphic form 2 of clopidogrel (Plavix®/Iscover®). This new patent protects the form currently marketed worldwide, and runs until 2019,

•	Sanofi-Synthélabo was admitted to listing on the New York Stock Exchange (NYSE), where since July 1, 2002 the Group’s shares have been listed in the form of American Depositary Receipts (ADRs), with each ADR representing one-half of an ordinary share,

•	under the authority granted by the General Meeting of May 22, 2002 to buy the company’s shares in the light of market conditions, the Group initiated a share repurchase program. Under this program, the Group held 16.4 million of its own shares as of December 31, 2002, equivalent to 2.24% of the share capital.

Consolidated financial statements

The meeting of the Board of Directors held on February 17, 2003 examined the consolidated financial statements of the Sanofi-Synthélabo Group.

Consolidated statement of income

Net sales

Consolidated net sales amounted to 7,448 million euros in 2002, 14.8% higher than the 2001 figure of 6,488 million euros on a reported basis. On a comparable basis, the increase was 12.8%.

Changes in Group structure, which had a net favorable impact of 4.5 percentage points on consolidated net sales growth, mainly comprised the change from 49% to 100% consolidation of the sales of Lorex Pharmaceuticals in the United States, the change from full consolidation to 51% proportionate consolidation of the Sanofi-Synthélabo-Fujisawa joint venture in Japan in 2002, and the deconsolidation of Ela Medical with effect from May 1, 2001.

Currency fluctuations had a net unfavorable impact of 2.5 percentage points on sales growth in 2002. This included 0.8 of a point due to the fall in the US dollar against the euro, 0.5 of a point due to the fall in the Japanese yen against the euro, and 1 point due to the depreciation of Latin American currencies.

Consolidated net sales by geographical region

Millions of euros	2002 consolidated net sales	Change (comparable basis)

Europe	4,297	+11.8%

United States	1,689	+17.5%

Other countries	1,462	+10.3%

Total	7,448	+12.8%

Despite measures to contain healthcare costs in Italy and Germany, sales in Europe rose by 11.8% on a comparable basis to 4,297 million euros, representing nearly 58% of total consolidated net sales for 2002 (against 60% in 2001).

In the United States, net sales were 17.5% higher on a comparable basis at 1,689 million euros, and accounted for 23% of total consolidated net sales for 2002 (against 17% in 2001). Eloxatine®, launched on August 30, 2002, had registered sales of 116 million euros by end December, offsetting the impact of the arrival on the market of generics of Primacor® (Corotrope®).

In the other countries, net sales rose by 10.3% on a comparable basis to 1,462 million euros, or 19% of total consolidated net sales for 2002 (against 23% in 2001). Very good growth in Asia canceled out the negative effect of the economic and monetary crisis in Latin America.

The three blockbusters:

Consolidated net sales of Plavix®, Aprovel®/Avapro® and Stilnox®/Ambien®/Myslee® reached 2,973 million euros, or 39.9% of total consolidated net sales. Developed sales of these three products (which include sales consolidated by the Group plus sales generated via the partnerships with Bristol-Myers Squibb and Fujisawa) came to 5,110 million euros, an increase of 27.3% on a comparable basis. The three blockbusters now account for 53.3% of developed sales, against 48.0% in 2001.

Starting in March 2002, Bristol-Myers Squibb implemented a policy of reducing inventories of Plavix® and Avapro® held by American wholesalers. Despite this, developed sales of Plavix® rose by 32.2% to 2,587 million euros, while Avapro® posted sales growth of 18.9% to 1,068 million euros (growth figures on a comparable basis).

Fifteen years after it was first launched, Stilnox®/Ambien®/Myslee® recorded 25.4% comparable basis sales growth to 1,455 million euros. This reflected further strong advances in sales of Ambien® in the United States, and a very fine performance by Myslee® in Japan.

The top 15 products

This year saw further concentration in the product portfolio. The top 15 products accounted for 68.5% of consolidated net sales, compared with 64.3% in 2001. Sales of the top 15 products were 5,100 million euros, an increase of 20.1% on a comparable basis.

This fine growth was achieved thanks to:

-	a strong advance for the three blockbusters, which registered a 32.1% rise consolidated net sales on a comparable basis to 2,973 million euros;

-	a very good performance by Eloxatine® (389 million euros, up 101.3%1) following the successful launch of this product in the United States in August 2002 and robust sales in Europe and the other countries;

-	further good performances by Fraxiparine® (324 million euros, up 10.1%1), Depakine® (267 million euros, up 11.0%1), Xatral® (182 million euros, up 24.3%1), Cordarone® (162 million euros, up 3.1%1) and Solian® (135 million euros, up 17.2%1).

Gross profit

Gross profit rose by 16% to 6,070 million euros. Gross margin was 81.5% in 2002, an improvement of 0.8 of a percentage point relative to the previous year.

This improvement reflects a number of positive factors, including:

•	productivity gains in the industrial cost of goods sold, giving an improvement of 0.6 of a point;

•	strong growth in sales of the top 15 products (28.3% on a reported basis) and an improved product mix, representing a further gain of 0.6 of a point.

These factors were partially canceled out by:

•	slower growth in royalty income, due to the inventory reduction program implemented in the United States by Bristol-Myers Squibb for Plavix® and Avapro®, which had a negative impact of 0.4 of a point on gross margin.

Research and Development expenses

Research and Development expenses totaled 1,218 million euros (16.4% of consolidated net sales), an increase of 18.1% relative to 2001. At 2001 exchange rates, the increase would have been 20.4%.

The increase in research and development expenses reflects the substantial investment being made by the Group in its four areas of expertise (Cardiovascular/thrombosis, Central nervous system, Immuno-oncology and Internal medicine).

The marked acceleration in R&D spend during 2002 was due in particular to:

•	ongoing major clinical trials programs aimed at obtaining new indications for productsbb already on the market (Plavix®, Aprovel®, Arixtra®, Eloxatine® and Xatral®), or covering new molecules: rimonabant (obesity, nicotine withdrawal), dronédarone (atrial fibrillation), tirapazamine (non-small-cell lung cancer) and Zolpidem MR, the new form of Stilnox®/Ambien;

•	collaboration agreements signed in 2001 and 2002:

-	with IDM in cellular immunotherapy, for the development and marketing of immunological treatments in oncology, with exclusive marketing rights;

-	with Cephalon, for the development and marketing of angiogenesis inhibitors.

1On a comparable basis

Selling and general expenses

Selling and general expenses totaled 2,428 million euros, 5.3% higher than in 2001. At 2001 exchange rates, the increase would have been 8%.

In the United States, the full effect was felt during 2002 of the reinforcement of the sales force at end 2001 in anticipation of the takeover by the Group of all promotion of Ambien® with effect from January 1, 2002, and of the launch of Arixtra®. The cost of deploying these extra sales resources was recognized in the final quarter of 2001.

The Group responded to the economic and monetary crisis in Latin America by adjusting its sales resources in the region. In Europe, the Group’s strong presence helped stimulate sales growth.

Overall, 2002 saw an improvement in the productivity of medical sales representatives in all regions.

Marketing spend continued to rise, in support of the main products in the Group’s portfolio.

Operating profit

Operating profit amounted to 2,614 million euros, 24.1% higher than the 2001 figure of 2,106 million euros. At 2001 exchange rates, the increase would have been 30.1%.

Operating margin was 35.1% in 2002, against 32.5% in 2001.

In geographical terms, operating profit advanced strongly in all regions. The table below shows a split by region for 2001 and 2002:

In millions of euros	2001	2002	% change

Europe	1,427	1,633	14.4%

United States	1,311	1,781	35.9%

Other countries	456	522	14.5%

Unallocated costs	(1,088)	(1,322)	21.5%

Total operating profit	2,106	2,614	24.1%

The United States reported a 35.9% increase in operating profit before unallocated costs, accounting for 45.2% of the Group total in 2002, against 41.0% in 2001.

The main factors underlying this increase were:

•	the recognition of 100% of the profits of the Lorex Pharmaceuticals joint venture with effect from January 1, 2002, and the fine performance of Ambien® in the American market;

•	the launch of Eloxatine®, which offset the fall in sales of Primacor® following the launch of generics in May 2002.

In the two other regions (“Europe” and “other countries”) operating profit growth substantially outpaced sales growth year on year.

Unallocated costs, which advanced by 21.5%, mainly comprise fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions. The main reason for the rise in these costs in 2002 was a substantial increase in research and development expenses during the year.

Income before tax and exceptional items

Income before tax and exceptional items amounted to 2,570 million euros, an increase of 20.1% relative to 2001. At 2001 exchange rates, the increase would have been 23.3%.

Exceptional items

Exceptional items for the period showed a net gain of 10 million euros, compared with a net gain of 281 million euros in 2001. The 2002 net gain mainly comprised gains on disposals of short-term investment securities in the United States. The 2001 figure included the capital gain of 158 million euros arising on the sale of Sanofi-Synthélabo’s interest in Laboratoires de Biologie Végétale Yves Rocher, plus the disposal of a number of activities and products.

Income taxes

Income taxes fell by 96 million euros, from 842 million euros in 2001 to 746 million euros in 2002. The effective tax rate (income taxes as a percentage of net income before tax) was 28.9%, compared with 34.8% in 2001.

This reduction was due in particular to :

•	in France, the impact of reduced-rate taxation (mainly on royalties) and of a cut in the corporate income tax rate;

•	the impact of the revaluation of the Group’s contingent tax positions, resulting in a net reversal of 53 million euros of provisions following finalization of the main tax audits in the first half of 2002;

•	the impact of the full consolidation of the Lorex Pharmaceuticals joint venture, a tax-transparent entity for which the “Income taxes” line includes only the charge attributable to the Group.

Net income

Consolidated net income was 1,759 million euros, 11% higher than the 2001 figure of 1,585 million euros.

Consolidated net income before exceptional items and goodwill amortization was 1,758 million euros, an increase of 27.8%. Earnings per share was up 28.7% at 2.42 euros.

Consolidated statement of cash flows

Operating cash flow before changes in working capital reached 2,260 million euros in 2002, 30.5% up on the 2001 figure (1,732 million euros).

Working capital needs rose by 584 million euros, compared with a decrease of 86 million euros in the year ended December 31, 2001. This change was due mainly to an increase in income taxes paid, both for 2001 and on account for 2002, and to payment arrangements relating to joint operations with the Group’s partners. Working capital needs directly related to operations rose in line with sales, by a total of 173 million euros.

Total investments were 1,435 million euros, compared with 619 million euros in 2001. The 2002 figure includes the purchase of Pharmacia’s interest in the Lorex Pharmaceuticals joint venture, payment of the balance of the consideration for additional rights to Avapro® in the United States, and capital expenditure.

Proceeds from disposals of assets, net of income taxes, came to 22 million euros, compared with 492 million euros in 2001.

Dividends paid to Sanofi-Synthélabo shareholders totaled 473 million euros, an increase of 49.2% on the 2001 figure of 317 million euros.

The movement in other financial investments comprised:

-	share repurchases totaling 207 million euros in connection with stock option plans (these shares are included under short-term investments in the balance sheet);

-	the implementation of the share repurchase program authorized by the General Meeting and the Board of Directors on May 22, 2002, which resulted in the net purchase of 16,411,795 shares for a total amount of 963 million euros (these shares are netted off consolidated shareholders’ equity in the balance sheet).

After all these cash flows, the amount of cash and cash equivalents (defined as liquid assets, excluding treasury shares classified as short-term investments) shown in the statement of cash flows fell by 1,340 million euros during the year ended December 31, 2002.

Consolidated balance sheet

The balance sheet total was 9,459 million euros as of December 31, 2002, 508 million euros lower than as of December 31, 2001. The consolidated balance sheet showed shareholders’ equity of 6,035 million euros as of December 31, 2002, an increase of 267 million euros relative to December 31, 2001.

Balance sheet items showing material movements relative to December 31, 2001 were as follows:

Assets:

•	Intangible assets increased by 486 million euros, mainly due to the purchase of the rights to Ambien® arising from the acquisition of the remaining 51% of the Lorex Pharmaceuticals joint venture from Pharmacia on April 16, 2002.

Liabilities:

•	Provisions and other long-term liabilities fell by 267 million euros due to the reclassification as short-term items of liabilities relating to operations with joint venture and alliance partners; the application of new French accounting rules on liabilities; the reversal of provisions recorded in the opening balance sheet but no longer required; and the reassessment and utilization of provisions shown in the balance sheet at the end of the previous financial year.

•	Other current liabilities fell by 395 million euros, due mainly to payment during 2002 of the balance of the income tax liability for the previous year and to a reduction in taxes payable in respect of the 2002 financial year as a result of payments on account linked to the tax charge for the year.

The Group had a net year-end cash position of 2,672 million euros, compared with 3,885 million euros as of December 31, 2001, after taking account of 623 million euros of treasury shares held in connection with stock option plans.

Off balance sheet commitments

The Group does not use off balance sheet vehicles. All the Group’s operations are reflected in the consolidated financial statements.

All the Group’s material off balance sheet commitments are identified and disclosed in the consolidated financial statements.

Sanofi-Synthélabo parent company

The main features of the Sanofi-Synthélabo parent company financial statements for the year ended December 31, 2002 are as follows:

Balance sheet

The balance sheet total as of December 31, 2002 was 8,980 million euros, compared with 7,967 million euros at end December 2001. On the assets side, the balance sheet included long-term investments (investments in and advances to subsidiaries and affiliates) of 3,976 million euros, representing 89% of total fixed assets (4,530 million euros). Current assets (4,429 million euros) mainly comprised amounts receivable from Group companies (1,182 million euros as of December 31, 2002) and short-term investments and deposits (2,856 million euros as of December 31, 2002, against 4,083 million euros at end December 2001).

On the liabilities and equity side, shareholders’ equity amounted to 7,055 million euros, or 78% of the balance sheet total.

Statement of income

Operating profit for the year ended December 31, 2002, was 396 million euros, compared with 521 million euros in 2001. This reduction was mainly due to an increase in research services carried out for Sanofi-Synthélabo (802 million euros in 2002, against 657 million euros in 2001).

Net financial income came to 793 million euros, compared with 561 million euros in 2001, and mainly comprised dividends received from subsidiaries (674 million euros).

Exceptional items showed a net gain of 327 million euros, against a net gain of 581 million euros in 2001.

After an income tax charge of 193 million euros, net income for the year ended December 31, 2002 was 1,323 million euros, compared with 1,442 million euros for the previous year.

Outlook

In 2003, sales and profits should show further strong growth, driven by:

•	the fine performance expected from the three blockbusters Plavix®, Stilnox® and Aprovel®;

•	growth in sales of Eloxatine® in the United States, following the launch on August 30, 2002;

•	continuing strong performances from the rest of the portfolio, especially Depakine®, Solian® and Xatral®.

Investment in Research and Development will be maintained at a high level, in particular via phase III clinical trials of rimonabant, dronédarone, idraparinux and zolpidem MR.

An impressive research pipeline, plus the solid positions of all our products, give the Group confidence in its capacity to expand its business and deliver earnings growth.

This notice contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements : the ability of Sanofi-Synthélabo to expand its presence profitably in the United States; the success of Sanofi-Synthélabo’s research and development programs; the ability of Sanofi-Synthélabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France. Investors and holders of securities issued by the company may obtain a free copy of documents filed by Sanofi-Synthélabo with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthélabo.

Consolidated Statements of Income

in millions of euros	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Net sales	7,448	6,488	5,963

Cost of goods sold	(1,378)	(1,253)	(1,442)

Gross profit	6,070	5,235	4,521

Research and development expenses	(1,218)	(1,031)	(945)

Selling and general expenses	(2,428)	(2,306)	(2,016)

Other operating income/(expense), net	190	208	17

Operating profit	2,614	2,106	1,577

Intangibles – amortization and impairment	(129)	(68)	(35)

Financial income/(expense), net	85	102	18

Income before tax and exceptional items	2,570	2,140	1,560

Exceptional items	10	281	46

Income taxes	(746)	(842)	(611)

Net income before income from equity investees, goodwill amortization and minority interests	1,834	1,579	995

Income from equity investees, net	20	14	8

Goodwill amortization	(8)	(7)	(4)

Net income before minority interests	1,846	1,586	999

Minority interests	(87)	(1)	(14)

Net income	1,759	1,585	985

Weighted average shares outstanding	727,686,372	731,711,225	731,232,525

Earnings per share (basic and diluted)	2.42	2.17	1.35

Net income	1,759	1,585	985

Exceptional items and goodwill amortization, net of income taxes and minority interests	(1)	(209)	(24)

Income before exceptional items and goodwill amortization, net of income taxes and minority interests	1,758	1,376	961

Earnings per share before exceptional items and goodwill amortization (basic and diluted)	2.42	1.88	1.31

Consolidated Financial Summary

in millions of euros	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Financial position at period-end

Share capital	1,465	1,464	1,463

Number of shares in issue	732,367,507	732,005,084	731,441,746

Net sales	7,448	6,488	5,963

Operating profit	2,614	2,106	1,577

Operating cash flow before changes in working capital	2,260	1,732	1,295

Net income before income from equity investees, goodwill amortization & minority interests	1,834	1,579	995

Net income	1,759	1,585	985

Net income before exceptional items and goodwill amortization	1,758	1,376	961

Dividends		473	317

Per share data (in euros)

Net income before income from equity investees, goodwill amortization & minority interests	2.52	2.16	1.36

Net income	2.42	2.17	1.35

Net income before exceptional items and goodwill amortization	2.42	1.88	1.31

Dividends (net)		0.66	0.44

Five Year Financial Summary:

Sanofi-Synthelabo Parent Company

In millions of euros	2002	2001	2000	1999(2)	1998(2)

Capital at period-end

Share capital	1,465	1,464	1,463	1,462

Number of shares in issue	732,367,507	732,005,084	731,441,746	731,143,218	5,000

Statement of income data

Net sales	273	176	194	301

Net income before tax, depreciation, amortization and provisions	1,391	1,525	908	538

Income taxes	193	222	50	29

Employee profit-sharing charge for the period(1)	—	(1)	6	7

Net income after tax, depreciation, amortization and provisions	1,323	1,442	630	488

Dividend paid		473	317	231

Per share data (in euros)

Net income after tax but before depreciation, amortization and provisions

- based on actual number of shares	1.64	1.78	1.17	0.70	3.87

- based on adjusted number of shares *	1.64	1.78	1.17	0.70	15.48

Net income after tax, depreciation, amortization and provisions

- based on actual number of shares	1.81	1.97	0.86	0.67	3.87

- based on adjusted number of shares *	1.81	1.97	0.86	0.67	15.48

Dividend per share (net)

- based on actual number of shares		0.66	0.44	0.32	—

Employees

Average number of employees during the period	22	22	26	1,160	—

Wages and salaries for the period	9	10	12	69	—

Social security and other benefits paid	5	5	5	30	—

*	Adjusted to take account of the 4-for-1 stock split that took place on May 18, 1999.
(1)	Provision for statutory and voluntary employee profit-sharing schemes
(2)	On May 18, 1999, Sanofi and Synthélabo were merged into a shell company, which took the name Sanofi-Synthélabo. On January 25, 2000, Sanofi-Synthélabo transferred its support activities to the 100% directly and indirectly owned subsidiary Sanofi-Synthélabo Groupe, with retrospective effect from January 1, 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 15, 2003

SANOFI-SYNTHELABO

By: /s/ Marie-Hélène Laimay

Name: Marie-Hélène Laimay

Title: Senior Vice President and

Chief Financial Officer